                                                       OMB APPROVAL

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          SCHEDULE 13D, AMENDMENT NO. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               SEDONA CORPORATION
                               ------------------
                                (NAME OF ISSUER)

                         COMMON STOCK ($.001 PAR VALUE)
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   805 893 302
                                 --------------
                                 (CUSIP NUMBER)


DAVID RICHARD VEY, 11822 JUSTICE AVENUE, SUITE B-6, BATON ROUGE LOUISIANA 70816
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                JANUARY 13, 2004

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)

or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 805 893 302


1.      NAME OF REPORTING PERSON: David Richard Vey
        I.R.S. IDENTIFICATION NO.: ###-##-####

2.      (a)   Reporting person is a member of a group and the membership is expressly affirmed.

3.      SEC USE ONLY:______________________________________________________

4.      SOURCE OF FUNDS: WC, PF

5.      No legal procedures or actions on Reporting Person's behalf.

6.      CITIZENSHIP: United States Citizen

7.      SOLE VOTING POWER: 38,317,328

8.      No Shared Voting Power.

9.      SOLE DISPOSITIVE POWER: 27,317,328

10.     SHARED DISPOSITIVE POWER: 13,000,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 38,317,328

12. The aggregate amount beneficially owned includes all shares without exclusion.

13.     Percent of Class Represented by Amount in Row 11:

                21.8% of Authorized (Inclusive of Derivatives)
                36.4% of Shares Outstanding (Non-Derivatives)

14.     TYPE OF REPORTING PERSON: IN (Individual)

ITEM 1. SECURITY AND ISSUER:

Sedona Corporation, 1003 W. 9th Avenue, 2nd Floor, King of Prussia, Pennsylvania 19406 Common Stock ($.001 par value)

ITEM 2. IDENTITY AND BACKGROUND:
(a)     David Richard Vey

(b)     Business Address: 11822 Justice Avenue, Suite B-6, Baton Rouge, LA 70816

(c) o President of Vey Development, Inc., 11822 Justice Avenue, Suite B-6, Baton Rouge, Louisiana 70816

     o Partner in Esplanade, L.L.C., 8064 Summa Avenue, Suite A, Baton Rouge, Louisiana 70809

     o Partner in Oak Harbor Investments, L.L.C., 8064 Summa Avenue, Suite A, Baton Rouge, Louisiana 70809

(d) I have not, within the past five years, nor have I ever, been convicted in a criminal proceeding.

(e) I have not within the past five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     I am a legal United States Citizen

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

The source of all funds is from personal sources for these related transactions.

ITEM 4. PURPOSE OF THE TRANSACTION

PURPOSE OF TRANSACTION: The purpose of this investment is motivated by the opportunity for future profits. The company has developed and markets a CRM software application for small to mid-sized financial institutions. The product can be easily adapted for numerous other markets; as such, opportunities for future growth are attractive.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

  DESCRIPTION                 ISSUER            FILER           FILER PERCENTAGE
  ------------------------------------------------------------------------------
  Shares Outstanding        83,579,431        30,477,524              36.4%
   (Non-Derivative)
  Shares Authorized        175,000,000        38,317,328              21.8%
                                        (Including Derivatives)

  VOTING AND DISPOSITION      VOTING       DISPOSITION        SHARED DISPOSITION
  ------------------------------------------------------------------------------
  David R. Vey              38,317,328      25,317,328            13,000,000

  Richard T. Hartley            --              --                13,000,000

TRANSACTIONAL HISTORY: (TRANSACTIONAL DOCUMENTATION ATTACHED AS EXHIBIT 1.)

                                  COMMON STOCK
                 (NON-DERIVATIVE) SECURITIES BENEFICIALLY OWNED

  DATE        AMOUNT OF         PRICE        TOTAL SHARES
PURCHASED      SHARES           PAID           TO-DATE                  OWNERSHIP
-------------------------------------------------------------------------------------------
01/13/2004       212,766      $0.47/share       4,460,046                Direct
12/06/2002     1,000,000      $0.10/share       5,460,046                Direct
01/03/2003     2,000,000      $0.06/share       7,460,046                Direct
01/10/2003    10,000,000      $0.01/share      17,460,046       Direct (David R. Vey and
                                                                   Richard T. Hartley)
03/13/2003    10,000,000      $0.01/share      27,460,046       Direct (David R. Vey and
                                                                   Richard T. Hartley)
  06/26/03       446,429    $0.2799/share      27,906,475                Direct
  07/15/03       640,000      $0.25/share      28,546,475                Direct
  09/25/03       888,889    $0.1799/share      29,435,364                Direct
                                                                  Indirect (Oak Harbor
  12/23/04       677,450      $0.20/share      30,112,814    Investment Properties, L.L.C.)
  12/23/04        69,125      $0.20/share      30,189,939       Direct (David R. Vey and
                                                                   Richard T. Hartley)
  12/23/04       295,585      $0.20/share      30,477,524                Direct

                                  COMMON STOCK
                   (DERIVATIVE) SECURITIES BENEFICIALLY OWNED

  DATE        AMOUNT OF         PRICE        TOTAL SHARES
PURCHASED       SHARES          PAID            TO-DATE                 OWNERSHIP
-------------------------------------------------------------------------------------------
12/18/2003        89,286      $0.56/share      27,923,859                Direct
01/31/2004       106,383      $0.70/share      28,030,242                Direct
 12/6/2002     1,000,000      $0.10/share      27,030,242                Direct
01/03/2003     2,000,000      $0.06/share      25,030,242                Direct
01/10/2003    10,000,000      $0.01/share      15,030,242       Direct (David R. Vey and
                                                                   Richard T. Hartley)
03/13/2003    10,000,000      $0.01/share       5,030,242       Direct (David R. Vey and
                                                                   Richard T. Hartley)
  06/26/03       446,429    $0.2799/share       4,583,813                Direct
  07/15/03       640,000      $0.25/share       3,943,813                Direct
  09/25/03       888,889    $0.1799/share       3,054,924                Direct
  06/04/04     1,423,533    $0.3512/share       4,478,457                Direct
 08/26//04     1,019,585    $0.2940/share       5,498,042                Direct
  09/23/04       865,572    $0.2250/share       6,363,614                Direct
  10/13/04       476,190      $0.21/share       6,839,804                Direct
11/18/2004     1,000,000      $0.20/share       7,839,804                Direct

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

In September 2003, the company signed a technology licensing agreement to ACEncrypt Solutions, L.L.C. The President of ACEncrypt Solutions, L.L.C., Victoria Looney, is a member of the Board of Directors of SEDONA Corporation. David R. Vey, Chairman of the Board of Directors of SEDONA Corporation, also has a financial interest in ACEncrypt Solutions. The total fee for the license agreement is $1,000,000, which includes delivery of the current version of Intarsia plus the cost of other contract defined milestones related to the development of derivative products for the health insurance market. (EXHIBIT 2.)

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

EXHIBIT 1
EXHIBIT 2

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2004
-----------------
DATE


David R. Vey
-----------------
SIGNATURE


David Richard Vey, President, Vey Development, Inc.
---------------------------------------------------
NAME/TITLE

                                    EXHIBIT 1

[LOGO OF SEDONA CORPORATION]

TO: POTENTIAL SEDONA CORPORATION INVESTORS

RE: PRIVATE PLACEMENT MEMORANDUM
DATE: JANUARY 26, 2004

        THE BOARD OF DIRECTORS OF SEDONA CORPORATION HAS ELECTED TO OFFER A PRIVATE PLACEMENT OF SEDONA CORPORATION STOCK. IN ORDER TO PREPARE, AND SUBMIT THE REQUIRED S-1 DOCUMENTATION, THE TIMING FOR THIS OFFERING IS RELATIVELY SHORT. THE FOLLOWING SUMMARIZES THE TERMS OF THE PROPOSED TRANSACTION.
        I HAVE RESERVED A PRIVATE ROOM AT THE COUNTRY CLUB OF LOUISIANA WEDNESDAY EVENING JANUARY 28TH AT 7:00 TO DISCUSS THIS OFFERING AND ANSWER QUESTIONS. SHOULD YOU BE UNABLE TO ATTEND BOTH MARCO EMRICH (PRESIDENT AND CEO) AND I WILL BE AVAILABLE TO ANSWER ANY QUESTIONS THAT YOU MAY HAVE BY TELEPHONE ANY TIME THIS WEEK.
        DAVID R. VEY TELEPHONE: 225.291.0750 E-MAIL: DAVID@VEYDEVELOPMENT.COM MARCO EMRICH TELEPHONE: 610.337.8400 E-MAIL: MARCOE@SEDONACORP.COM

THE FOLLOWING SUMMARIZES THE TERMS OF THE PROPOSED TRANSACTION.

STRUCTURE OF TRANSACTION:

INVESTOR STATUS:               Accredited Investor

SECURITIES OFFERED:            Sedona Corporation Common Stock ($0.001 par value
                               per share) and Warrants to purchase Common Stock

AGGREGATE OFFERING AMOUNT:     $[2,000,000] of shares of Sedona Corporation
                               Common Stock (the "Shares")

PRICE PER SHARE:               $.47 per share. Share price based upon 5-day
                               average closing price of the Common Stock from January 20th thru January 26, 2004. ("Purchase
                               Price")

MINIMUM PURCHASE:              $100,000

MINIMUM OFFERING AMOUNT/
ESCROW ACCOUNT:                There is no minimum aggregate offering amount of
                               Common Stock to be sold and subscribers' funds will not be deposited into an escrow account prior to closing.

USE OF PROCEEDS:               General working capital

REGISTRATION RIGHTS:           A Registration Statement covering the resale of
                               the Shares (the "Resale Registration") will be filed with the SEC within 60 days of closing and shall be kept effective for 2 years from the closing date.

RESTRICTIONS:                  The Shares will be restricted securities and may
                               not be resold or transferred in the absence of an effective resale registration statement or opinion of counsel that registration is not required.

WARRANTS:                      Fifty percent warrant coverage (1 warrant for
                               every 2 Shares purchased) Warrants priced at $.70/share.

WARRANT TERMS                  Warrants are exercisable for 2 years from the
                               closing date at an exercise price equal to 150% of the Purchase Price; the Common Stock underlying the Warrant shall be included on the Resale registration.

WARRANT RESTRICTIONS:          The Warrants will be restricted securities and
                               may not be resold or transferred in the absence of an effective resale registration statement or opinion of counsel that registration is not required.

CLOSING DATE:                  No later than January 30, 2004.

ADDITIONAL TERMS: Subject to due diligence and completion of final documentation containing such representations and warranties as are customary and such other instrument and agreements as may be reasonably requested.


Should you have any questions, please do not hesitate to contact me.

Sincerely,


David R. Vey

                                   TERM SHEET

COMMON STOCK INVESTMENT IN SEDONA CORPORATION


This Term Sheet sets out the general structure of a proposed transaction between SEDONA CORPORATION ("COMPANY") and certain investors ("INVESTORS") regarding a proposed investment in the Company's Common Stock.

STRUCTURE OF TRANSACTION:

INVESTOR STATUS:               Accredited Investor

SECURITIES OFFERED:            Common Stock ($0.001 par value per share) and
                               Warrants to purchase Common Stock

AGGREGATE OFFERING AMOUNT:     $[2,000,000] of shares of Common Stock
                               (the "Shares")

PRICE PER SHARE:               $0.47 calculated at the 5-day average closing
                               price of the Common Stock (the "Purchase Price") from January 20, 2004 through January 26, 2004.

MINIMUM PURCHASE:              $100,000

MINIMUM OFFERING AMOUNT/
ESCROW ACCOUNT:                There is no minimum aggregate offering amount of
                               Common Stock to be sold and subscribers' funds will not be deposited into an escrow account prior to closing.

USE OF PROCEEDS:               General working capital

REGISTRATION RIGHTS:           A Registration Statement covering the resale of
                               the Shares (the "Resale Registration") will be filed with the SEC within 60 days of closing and shall be kept effective for 2 years from the closing date.

RESTRICTIONS:                  The Shares will be restricted securities and may
                               not be resold or transferred in the absence of an effective resale registration statement or opinion of counsel that registration is not required.

WARRANTS:                      Fifty percent warrant coverage (1 warrant for
                               every 2 Shares purchased)

WARRANT TERMS                  Warrants are exercisable for 2 years from the
                               closing date at an exercise price equal to 150% of the Purchase Price; the Common Stock underlying the Warrant shall be included on the Resale registration.

WARRANT RESTRICTIONS:          The Warrants will be restricted securities and
                               may not be resold or transferred in the absence of an effective resale registration statement or opinion of counsel that registration is not required.

CLOSING DATE:                  No later than January 30, 2004.

ADDITIONAL TERMS:              Subject to due diligence and completion of final
                               documentation containing such representations and warranties as are customary and such other instrument and agreements as may be reasonably requested.

Agreed to and Accepted:
                               (106,383 warrants @ $.70/warrant)
No. of Units: 1 unit @$100,000 (212,766 shares @$347/share)

Investor: David R. Vey
          ------------------
          Signature

Investor: David R. Vey
          ------------------
          Print name

Date: January 13, 2004

                                         December 11, 2003

                                                         VIA FAX TO 610-337-8490
                                                           AND FEDERAL EXPRESS,
                                                          TRACKING #840980549024

Anita Primo, C.F.O.
Sedona Corporation
1003 W. 9th Avenue, 2nd Floor
King of Prussia, PA  19406

                                         Re: Conversion Request

Dear Anita:

        By copy of this letter, I hereby formally request conversion of the following Debentures to shares of Sedona Corporation stock:

                  (1) Convertible Note in the name of David R. Vey for $100,000 at 8%, due on December 5, 2003, to be converted to 1,000,000 shares of Sedona Corporation stock at $0.10/share;

                  (2) Convertible Note in the name of David R. Vey for $120,000 @ 8%, due on January 5, 2004, to be
                           converted to 2,000,000 shares of Sedona Corporation stock at $0.06/share; and

        Copies of the above listed Debentures are attached for your reference. Additionally, please also pay the interest due on these instruments in cash.

        When you have completed the stock certificates, please notify me so that I can have the original Debentures delivered to Sedona Corporation's offices and exchanged for the stock certificates.

        Should you have any questions, please do not hesitate to contact me.

                                         Sincerely,

                                         VEY DEVELOPMENT, INC.


                                         David R. Vey

DRV/lcf
Enclosures
cc:  Marco Emrich

                                         February 2, 2004

Anita Primo. C.F.O.
Sedona Corporation
1003 W. 9th Avenue, 2nd Floor
King of Prussia, PA  19406

                                         Re: Conversion Request

Dear Anita:

        By copy of this letter, I hereby formally request conversion of the following Debenture to shares of Sedona Corporation common stock:

        CONVERTIBLE NOTES IN THE NAMES OF DAVID R. VEY AND RICHARD T. HARTLEY FOR $100,000 AT 7% DUE ON JANUARY 5, 2004 AND THE $100,000 AT 7% DUE ON MARCH 13, 2004 TO BE CONVERTED TO 20,000,000 SHARES OF SEDONA CORPORATION COMMON STOCK.

        Copies of the Debentures are attached for your reference. Additionally, please pay the interest due on these instruments in cash. I recognize that Sedona may not be in a position to pay the interest at this time; however, I will allow the Company to defer the interest payment for a period of 90 days.

        Please have the stock certificates prepared in twenty 1,000,000 share certificates. Please notify me when the certificates are prepared so that the original Debentures may be delivered to Sedona Corporation's offices and exchanged for the stock certificates.

        Should you have any questions, please do not hesitate to contact me.

                                         Sincerely,

                                         VEY DEVELOPMENT, INC.


                                         David R. Vey
                                         President


DRV/lcf
Enclosures
cc:  Rick Hartley
     Marco Emrich

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$125,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of One Hundred Twenty Five Thousand Dollars ($125,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

        1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be July 10, 2004.

                (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

        2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

        3.      Events of Default. The following shall constitute an Event of
Default:

                (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or require, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

        4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

        5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

        6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

        7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

        8.      Option to Convert Note Into Stock.

                (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion shall be 446,429.

                (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within sixty (60) days of Conversion.

        9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

        10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days of notification of prepayment.

        11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

        12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

        13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

        EFFECTIVE as of the 26th day of June, 2003.

Maker's Address:                                    MAKER:

1003 W. 9th Avenue                                  SEDONA CORPORATION
2nd Floor
King of Prussia, PA  19406

                                                    By: Marco Emrich
                                                        ------------------------
                                                        Marco A. Emrich
                                                        Chief Executive Officer
                                                        Date: 6/26/03

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$160,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of One Hundred Sixty Thousand Dollars ($160,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

        1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be July 30, 2004.

                (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

        2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

        3.      Events of Default. The following shall constitute an Event of
Default:

                (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

        4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

        5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

        6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

        7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

        8.      Option to Convert Note Into Stock.

                (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion shall be 640,000.

                (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within sixty (60) days of Conversion.

        9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

        10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days of notification of prepayment.

        11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

        12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

        13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

        EFFECTIVE as of the 15th day of July, 2003.

Maker's Address:                                    MAKER:

1003 W. 9th Avenue                                  SEDONA CORPORATION
2nd Floor
King of Prussia, PA  19406


                                                    By: Marco Emrich
                                                        ------------------------
                                                        Marco A. Emrich
                                                        Chief Executive Officer
                                                        Date: 7/15/03

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$160,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of One Hundred Sixty Thousand Dollars ($160,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

        1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be September 25, 2004.

                (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

        2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

        3.      Events of Default. The following shall constitute an Event of
Default:

                (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

        4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

        5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

        6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

        7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

        8.      Option to Convert Note Into Stock.

                (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion shall be 888,889.

                (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within sixty (60) days of Conversion.

        9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

        10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days of notification of prepayment.

        11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

        12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

        13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

        EFFECTIVE as of the 25th day of September, 2003.

Maker's Address:                                    MAKER:

1003 W. 9th Avenue                                  SEDONA CORPORATION
2nd Floor
King of Prussia, PA  19406


                                                    By:  Marco Emrich
                                                         -----------------------
                                                         Marco A. Emrich
                                                         Chief Executive Officer
                                                         Date: 9/25/03

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$50,000.00                                         King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of Fifty Thousand Dollars ($50,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

        1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be December 18, 2004.

                (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

        2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

        3.      Events of Default. The following shall constitute an Event of
Default:

                (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

        4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

        5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

        6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

        7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

        8.      Option to Convert Note Into Stock.

                (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion shall be 89,286.

                (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within sixty (60) days of Conversion.

        9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

        10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days of notification of prepayment.

        11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

        12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

        13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

        EFFECTIVE as of the 18th day of December, 2003.

Maker's Address:                                    MAKER:

1003 W. 9th Avenue                                  SEDONA CORPORATION
2nd Floor
King of Prussia, PA  19406


                                                    By: Marco A. Emrich
                                                        ------------------------
                                                        Marco A. Emrich
                                                        Chief Executive Officer

                                                    Date: 12-23-03

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$500,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of Five Hundred Thousand Dollars ($500,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

        1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be June 3, 2005.

                (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

        2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

        3.      Events of Default. The following shall constitute an Event of
Default:

                (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

        4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

        5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

        6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

        7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

        8.      Option to Convert Note Into Stock.

                (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion shall be 1,423,533.

                (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within sixty (60) days of Conversion.

        9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

        10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days of notification of prepayment.

        11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

        12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

        13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

        EFFECTIVE as of the 4th day of June, 2004.

Maker's Address:                                    MAKER:

1003 W. 9th Avenue                                  SEDONA CORPORATION
2nd Floor
King of Prussia, PA  19406


                                                    By:
                                                       -------------------------
                                                       Marco A. Emrich
                                                       Chief Executive Officer


                                                    By:
                                                       -------------------------
                                                       Anita M. Primo
                                                       Chief Financial Officer

                                                    Date: 06-04-04

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$300,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of Three Hundred Thousand Dollars ($300,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

        1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be July 7, 2005.

                (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

        2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

        3.      Events of Default. The following shall constitute an Event of
Default:

                (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

        4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

        5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

        6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

        7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

        8.      Option to Convert Note Into Stock.

                (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the principal balance shall be 1,019,585.

                (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within ninety (90) days of Conversion.

        9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

        10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days after notice by Company of intent to prepay this Note.

        11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

        12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

        13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

        EFFECTIVE as of the 7th day of July, 2004.

Maker's Address:                                    MAKER:
                                                    SEDONA CORPORATION
1003 W. 9th Avenue
2nd Floor
King of Prussia, PA  19406


                                                    By:
                                                       -------------------------
                                                       Marco A. Emrich
                                                       Chief Executive Officer


                                                    By:
                                                       -------------------------
                                                       Anita M. Primo
                                                       Chief Financial Officer

                                                    Date: 08-26-04

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$195,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of One Hundred Ninety-Five Thousand Dollars ($195,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

        1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be September 15, 2005.

                (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

        2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

        3.      Events of Default. The following shall constitute an Event of
Default:

                (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

        4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

        5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

        6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

        7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

        8.      Option to Convert Note Into Stock.

                (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the principal balance shall be 865,572.

                (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within ninety (90) days of Conversion.

        9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

        10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days after notice by Company of intent to prepay this Note.

        11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

        12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

        13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

        EFFECTIVE as of the 15th day of September, 2004.

Maker's Address:                                    MAKER:
1003 W. 9th Avenue                                  SEDONA CORPORATION
2nd Floor
King of Prussia, PA  19406


                                                    By:
                                                       -------------------------
                                                       Marco A. Emrich
                                                       Chief Executive Officer


                                                    By:
                                                       -------------------------
                                                       Anita M. Primo
                                                       Chief Financial Officer

                                                    Date: 09-23-04

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$100,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of One Hundred Thousand Dollars ($100,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

        1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be October 8, 2005.

                (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

        2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

        3.      Events of Default. The following shall constitute an Event of
Default:

                (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

        4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

        5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

        6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

        7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

        8.      Option to Convert Note Into Stock.

                (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the principal balance shall be 476,190.

                (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within ninety (90) days of Conversion.

        9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

        10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days after notice by Company of intent to prepay this Note.

        11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

        12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

        13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

        EFFECTIVE as of the 8th day of October, 2004.

Maker's Address:                                    MAKER:
1003 W. 9th Avenue                                  SEDONA CORPORATION
2nd Floor
King of Prussia, PA  19406


                                                    By:
                                                       -------------------------
                                                       Marco A. Emrich
                                                       Chief Executive Officer


                                                    By:
                                                       -------------------------
                                                       Anita M. Primo
                                                       Chief Financial Officer

                                                    Date: 10-13-04

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                CONVERTIBLE NOTE

$200,000.00                                        King of Prussia, Pennsylvania


FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of Two Hundred Thousand Dollars ($200,000.00), together with interest thereon at the rate of eight percent (8%) per annum from the date hereof until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

        1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                (a) The term "Average Daily Price" shall mean the average of the high and low sales price of a share of the Maker's common stock as reported by the Principal Market.

                (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be November 5, 2005.

                (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

        2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Company. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

        3.      Events of Default. The following shall constitute an Event of
Default:

                (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

                (b) In the event Maker shall fail to pay any invoice or other sum, which may be due and payable to Holder, when due or required, according to the terms thereunder unless prior written waiver has been granted to Maker by Holder.

        4. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

        5. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

        6. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

        7. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

        8.      Option to Convert Note Into Stock.

                (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the principal balance shall be 1,000,000.

                (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") all Shares that may be issued under subsections of this Note. The Registration statement for Conversion of Common Stock shall be filed within ninety (90) days of Conversion.

        9. Mechanics of Conversion. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion"). The Maker shall, promptly thereafter, issue and deliver to such persons at the address specified by the holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note and the number of Shares to be issued shall be rounded down to the nearest whole share.

        10. Prepayment. The Maker may prepay any part of or the entire balance of this Note without penalty however the Maker grants the Holder the right to convert this note to Company Common Stock within 5 days after notice by Company of intent to prepay this Note.

        11. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

        12. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

        13. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

        EFFECTIVE as of the 18th day of November, 2004.

Maker's Address:                                    MAKER:
1003 W. 9th Avenue                                  SEDONA CORPORATION
2nd Floor
King of Prussia, PA  19406


                                                    By:
                                                       -------------------------
                                                       Marco A. Emrich
                                                       Chief Executive Officer


                                                    By:
                                                       -------------------------
                                                       Anita M. Primo
                                                       Chief Financial Officer

                                                    Date: 11-18-04

                               SEDONA CORPORATION
                               BOARD OF DIRECTORS
                          RESOLUTION NOVEMBER 18, 2004

THE FOLLOWING RESOLUTION WAS APPROVED BY THE BOARD OF DIRECTORS ON NOVEMBER 18, 2004:

        RESOLVED, that effective November 18, 2004, the Board of Directors hereby ratifies payment in Common Stock in lieu of cash with regard to certain outstanding cash obligations of SEDONA Corporation that have accrued to the benefit of Oak Harbor Investments LLC and David R. Vey through September 30, 2004, and the Board authorizes payment of these outstanding cash obligations in Common Stock of the Company based upon the 5 day trading average of $.20 as of the payment date of September 30, 2004.

SEDONA CORPORATION


BY: /s/ Anita M. Primo
    ---------------------------------------
    Anita M. Primo
    Corporate Secretary, SEDONA Corporation

                                    EXHIBIT 2

[LOGO OF SEDONA CORPORATION]


                        MASTER SOFTWARE LICENSE AGREEMENT

                                     BETWEEN

                             ACENCRYPT SOLUTIONS LLC

                                       AND

                               SEDONA CORPORATION

[LOGO OF SEDONA CORPORATION]

                        Master Software License Agreement     September 30, 2003


                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
1.   Definitions............................................................1
2.   License................................................................3
3.   Payments...............................................................4
4.   Ownership and Modification.............................................5
5.   Delivery, Testing and Acceptance.......................................6
6.   Confidentiality Obligations............................................6
7.   Warranty...............................................................7
8.   Marketing Obligations and Sublicensing.................................8
9.   Maintenance Services..................................................10
10.  Infringement..........................................................11
11.  Limitation of Liability...............................................11
12.  Term and Termination..................................................12
13.  Miscellaneous.........................................................12
14.  Master Software License Schedule......................................16
15.  Software Delivery Milestones Schedule.................................20


Proprietary and Confidential 2003 SEDONA Corporation

[LOGO OF SEDONA CORPORATION]

                        Master Software License Agreement     September 30, 2003


                        MASTER SOFTWARE LICENSE AGREEMENT

                                     BETWEEN

                             ACENCRYPT SOLUTIONS LLC

                                       AND

                               SEDONA CORPORATION

        This Master Software License Agreement ("Agreement") is made and entered into this 30th day of September 2003, by and between SEDONA Corporation with offices at 1003 West 9th Avenue, 2nd floor, King of Prussia, Pennsylvania 19406 ("Licensor"), and ACEncrypt Solutions LLC a Virginia corporation with offices at 8100 Boone Boulevard, Suite 110, Tysons Corner, Vienna, Virginia 22182 ("Licensee"), referred to jointly as (the "Parties").

                                   BACKGROUND

        WHEREAS, Licensee desires to acquire certain Licensed Products that function in accordance with the Licensed Products' Documentation;

        WHEREAS, Licensee desires to obtain and Licensor desires to provide Maintenance Services for such Licensed Products; and

        WHEREAS Licensor desires to provide Licensee with such Licensed Products and Maintenance Services on the terms and conditions set forth below.

        NOW, THEREFORE, in consideration of the foregoing, and in reliance on the mutual agreements contained herein, the Parties agree as follows:

1.      DEFINITIONS:

        The capitalized terms below and their variant forms shall have the following meanings when used in this Agreement.

        1.1     "Acceptance" shall have the meaning given that term in Section
                5.2 below.

        1.2 "Affiliate" shall mean all present and future entities (i) controlling, controlled by, or under common control of Licensee, or (ii) participating in any joint venture to which Licensee or any entity referred to in the preceding clause (i) is a party.

        1.3 "Agreement" includes this Master License Agreement, any License Schedule, and Attachments thereto executed by both Parties pursuant to this Agreement.

        1.4 "Continuing Royalty" shall have the meaning set forth in the Master Software License Schedule.

        1.5 "Client" shall mean a customer of Licensee and/or its Affiliates.

        1.6     "Comparable Customer" has the meaning given that term in
                Section 3.3.

        1.7     "Current Version" has the meaning given that term in
                Section 9.3.

        1.8 "Documentation" shall mean (i) all standard user documentation for the Software, including, without limitation, user manuals, reference manuals, training manuals and installation manuals;
                (ii) the Source Code; and (iii) any revisions or supplements to either (i) or (ii) above.

Proprietary and Confidential 2003 SEDONA Corporation

[LOGO OF SEDONA CORPORATION]

                        Master Software License Agreement     September 30, 2003


        1.9 "Error" shall mean a defect or combination of defects in the Software that results in a failure of the Software to function in accordance with the technical specifications for the Software as set forth in the applicable Documentation. See Master Software License Schedule for further definition of Error types.

        1.10 "Error Correction" shall mean a bug fix, patch or other modification or addition that, when made or added to the Software, corrects an Error.

        1.11 "Level 1 Support" shall mean telephone support during Licensee's normal business hours to assist Clients with user questions and problem reporting.

        1.12 "Level 2 Support" shall mean assisting Clients with initial problem determination, providing Licensed Products releases to Client, and reporting Licensed Product(s) non-conformities to Licensor for resolution pursuant to Section 9.2.

        1.13 "License Schedule" shall mean any of the documents executed by Parties from time to time and incorporated by reference under this Agreement that describe the Licensed Products licensed by Licensor, including any special terms and conditions relating to such license(s).

        1.14 "Licensed Marks" shall mean the trade names and trademarks of Licensor for use by Licensee in accordance with the terms of this Agreement.

        1.15 "Licensed Products" shall mean the Software and its Documentation.

        1.16 "Licensee Enhancements" shall have the meaning given that term in Section 4.2.

        1.17 "Maintenance Releases" shall mean a subsequent version of the Software that includes Error Correction.

        1.18    "Maintenance Services" shall have the meaning given that term in
                Section 9 and in any applicable License Schedule.

        1.19 "Milestones" shall mean the development projects, with associated documentation, for the tailoring of Licensed Products to the healthcare industry, as specified in the Software Delivery Milestones Schedule

        1.20    Promotional Materials" shall have the meaning given that term in
                Section 8.2.

        1.21 "Relative Contribution" means the percentage value of the whole product that is represented by Licensed Products, as mutually agreed upon by the Parties.

        1.22 "Sale" shall mean a license or sublicense of a Licensed Products by Licensee.

        1.23 "Software" shall mean the machine-readable or object-code form of the modules or components, which are listed in the Master Software License Schedule.

        1.24 "Source Code" shall mean the human-readable form of the Software and related system documentation and procedural code such as job control language (including, but not limited to, flowcharts, programmers' notes and such other materials as may be reasonably necessary for a competent programmer to operate, modify, and maintain the Software) for Licensee's exclusive use.

Proprietary and Confidential 2003 SEDONA Corporation

[LOGO OF SEDONA CORPORATION]

                        Master Software License Agreement     September 30, 2003


        1.25 "Specifications" shall mean all Software functional and performance characteristics and/or capabilities set forth in this Agreement and as otherwise mutually agreed upon by Licensee and Licensor and included in (or incorporated by reference in) the applicable License Schedule and in any Licensor proposal to Licensee. In the event of a conflict between Documentation and Specifications, the Specifications shall prevail.

        1.26 "Sublicense Agreements" shall have the meaning given that term in Section 8.5.

        1.27 "Target Market" shall mean the healthcare and financial services industries in the United States.

2.      LICENSE:

        2.1 Subject to the provisions in this Agreement, Licensor hereby grants and Licensee hereby accepts a paid-up, non-exclusive, perpetual license to copy, use, modify, create derivative works from, imbed, market, sublicense, and resell the Licensed Products, described in each License Schedule, and Promotional Materials, related thereto, in the Target Market. Each License
                Schedule is subject to all of the terms and conditions of this Agreement and may contain such additional terms and conditions as Parties mutually agree upon for the subject Licensed Products.

        2.2 Licensee shall have the rights to copy, use, modify, create derivative works from and imbed the Source Code, provided that Licensee shall not sublicense, resell or distribute the Source Code without Licensor's prior written consent.

        2.3 The licenses granted under this Agreement shall not be subject to any restrictions on use and copying for Licensee's business purposes except as may be expressly set forth and mutually agreed upon by Parties in the applicable License Schedule. Further, the Licensed Products may be operated at (i) a backup or redundant computer facility (including, without limitation, a third-party "disaster recovery" site) when the applicable computer facility is temporarily inoperable, until operable status is restored and processing at the backup computer facility is completed; (ii) another computer facility for assembly or compilation of the Licensed Products if the applicable computer facility does not provide the configuration or capacity required for operation; or (iii) another computer facility or facilities for the purpose of operating in multiple Application Services Provider environment(s).

        2.4 Licensee may have the Licensed Products installed and operated at the site used by a third party specifically contracted by Licensee to provide data processing services to Licensee if such third party agrees in writing to be bound by the use and non-disclosure restrictions of this Agreement that relate to the Licensed Products.

        2.5 Licensee may make copies of the Software for archival and backup purposes and may make such copies of the Documentation as may be reasonably necessary for its and its Affiliates' data processing operations.

        2.6 If Licensee's copy of any Licensed Products is destroyed, lost, or damaged by Licensee, its employees or agents, Licensor agrees promptly to furnish Licensee with a replacement copy at no additional charges other than the cost of labor and replacement materials, if any.

Proprietary and Confidential 2003 SEDONA Corporation

[LOGO OF SEDONA CORPORATION]

                        Master Software License Agreement     September 30, 2003


3       PAYMENTS:

        3.1 The total price for the license of the Licensed Products, delivery of Milestones and use of Maintenance Services as provided herein (other than any taxes payable by Licensee pursuant to Section 3.2 below), including all delivery, installation, implementation, and labor charges associated therewith shall be the price set forth in the applicable License Schedule and shall be payable as set forth in such License Schedule. Continuing Royalty payments shall be due by the 15th day of the month following any Sale by Licensee. Unless otherwise specified, all other payments are due by the 15th day of the month following receipt of an acceptable invoice by Licensee. Upon request of Licensee, Licensor shall provide supporting documentation with respect to any invoice issued to Licensee. Licensee shall not be considered in breach or default of this Agreement as a result of failure to pay (i) any charges invoiced more than ninety (90) days after performance of the services to which the charges are related; or (ii) any disputed amounts if Licensee notifies Licensor in writing of any disputed amounts on or before the due date, pays undisputed amounts in a timely manner, and promptly takes appropriate measures to resolve any dispute(s) over such amounts. Reasonable and necessary expenses shall be paid only to the extent pre-approved in writing by Licensee and supported by appropriate documentation.

        3.2 All Licensed Products sold by Licensee to Clients shall be on Licensee's standard form(s) of agreements, which shall contain terms no less protective of the Licensed Products than Licensee's own products and satisfy the obligations set forth in
                Section 8.5 below. Licensee shall be a reseller of the Licensed Products and as such does not anticipate paying sales taxes on the license fees payable hereunder. Licensee shall provide Licensor with a reseller certificate. Nonetheless, should any sales taxes or use related to the sale or license of the Licensed Products become due, then Licensee shall pay or reimburse Licensor for any such state and local sales or use taxes that may be imposed upon amounts due pursuant to this Agreement, provided, however, that Licensor provides Licensee with the appropriate documentation to support such claim for taxes. Such taxes shall be billed to Licensee as separate line items. Licensor shall assume and pay (i) all other taxes, including, but not limited to, any income, franchise, single business, or similar taxes levied against Licensor upon or measured by Licensor's gross income, net income, net worth or capital stock; and (ii) interest or penalties (and any costs or expenses relating thereto) resulting from any failure by Licensor to file any returns in a timely manner or to remit the proper amount of taxes or otherwise resulting from the acts or omissions of Licensor.

        3.3 Licensor agrees that all Minimum Royalty, fees and hourly rates Licensor charges to Licensee under this Agreement and any applicable License Schedule shall be the lowest Minimum Royalty, fees and hourly rates charged by Licensor for any item or service to any customer of Licensor that has acquired goods or services comparable to the cumulative amount acquired by customer under this Agreement ("Comparable Customer").

        3.4 Reports. In order to comply with the requirements of Sarbanes-Oxley Act, following the third day of each calendar quarter, Licensee shall submit to Licensor a quarterly report listing all Licensed Products distributed by Licensee during such quarter, all fees payables to Licensor with respect thereto, and any other information reasonably requested by Licensor. To the extent Licensee may have earned fees from the Licensor pursuant to its promotion of the Licensed Products, Licensor shall provide reporting as described in the preceding sentence.

        3.5 Records. During the term of this Agreement and for three (3) years thereafter, Licensee shall keep proper records and books of account and all other records

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                required in the administration of this Agreement, including without limitation, for each Client. Licensor may cause these records and any counters or other devices that monitor use of Licensed Products, if the amounts payable are based on such use, to be audited no more than once per calendar year at its sole cost and expense to verify information regarding amounts payable during the twelve (12) months immediately preceding such audit, provided that the Licensee shall reimburse the Licensor for the reasonable cost of the audit if such audit reveals that the amount paid to the Licensor is at least five percent (5%) less than the amount actually due, provided, however, that disputed payments shall be excluded from such calculation. The Licensee shall promptly pay to the Licensor any underpayment and the Licensor shall promptly pay to the Licensee any overpayment discovered by such audit, together with interest at the rate of one percent (1%) per month from the date of the underpayment or overpayment, as applicable. Audits shall be conducted upon no more than once per calendar year, on reasonable notice, during regular business hours and in such manner as to minimize any disruption to normal business activities.

        3.6 No Resale Price Restrictions. Licensee, and not Licensor, shall establish all prices, fees, and rates for Sale.

4       OWNERSHIP AND MODIFICATION:

        4.1 Licensor shall retain title to the Licensed Products and Promotional Materials, all rights of Licensee in and to the Licensed Products being expressly limited to the license granted under this Agreement. Licensee shall not alter or remove any copyright or proprietary rights markings or other identification on the Licensed Products indicating Licensor's ownership, except that copyright notices for derivative works authorized by Sections 2.1 and 4.2 may be in the name of the entity creating such derivative work.

        4.2 Licensee may in its sole discretion modify, imbed, enhance, alter, or create derivative works from the Licensed Products and Promotional Materials independently of Licensor. Any modifications, imbedding, enhancements, alterations, or derivative works of Licensed Products (collectively, "Licensee Enhancements") may be created through the services of Licensor's, Licensee's or its Affiliates' own employees or, to the extent that they are permitted access pursuant to Section 6 below, through their respective consultants or agents. All Licensee Enhancements shall be the sole and exclusive property of Licensee and Licensee shall be the sole and exclusive owner of the Licensee Enhancements and all right, title and interest thereto (including, without limitation, all copyrights, trade secrets, patents, or other proprietary rights relating thereto), and Licensor shall not use or disclose any of the foregoing items without the prior written consent of Licensee. Licensee is under no obligation to disclose to or share with Licensor any Licensee Enhancements, but if it does, the non-disclosure requirements of Section 6 below shall apply to such Licensee Enhancements. Licensee may license to Licensor any Licensee Enhancements, on terms to be mutually agreed between Parties.

        4.3 The Parties shall jointly own all developments that result from their joint efforts, and each party may freely exploit such development without compensation or accounting to the other party. Licensor will not sell, license or co-sell the developments related to the healthcare industry of the Target Market to or with any competitor of Licensee, for a period of twenty four (24) months after completion of

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                the last Milestone, without the prior written consent of the
                Licensee, in its sole discretion.

5       DELIVERY, TESTING, AND ACCEPTANCE:

        5.1 Licensor shall deliver the Licensed Products and, at discretion of Licensee, install and/or implement the Software. Licensor shall provide the training on Licensed Products after completion of all Milestones, as specified in the applicable License Schedule.

        5.2 Licensee shall accept the first Milestone upon execution of this Agreement and delivery by Licensor of Licensed Products via FTP to License. Thereafter, Licensee shall examine and test each Milestone to determine that it conforms to the functional description for the Software and shall provide to Licensor (i) a written statement of acceptance ("Acceptance") upon successful completion of testing, but in no event later than ten (10) days after delivery and installation; or (ii) a written statement with all defective and non-conforming Software, which Licensor shall repair or replace such Software and redeliver the corrected Licensed Products to Licensee within ten (10) days of receipt of such statement from Licensee (or such longer period as Parties may agree).

        5.3 All services provided by Licensor under this Agreement shall be performed in a competent and workmanlike manner, equal to or above the standards of the data processing industry and of good workmanlike and professional quality and in compliance with any statement of work.

6       CONFIDENTIALITY OBLIGATIONS:

        6.1 Parties agree that all tangible and intangible information marked as "Confidential" including without limitation, each party's and its Affiliates' business/Client information, business practices, and trade secrets, computer software, including the Licensed Products, Licensee Enhancements, and all related Documentation, obtained, developed, or disclosed to the other party in connection with this Agreement is deemed to be confidential and proprietary information of the disclosing party ("Confidential Information"). The recipient of such information shall not disclose, reveal, or otherwise release any Confidential Information obtained in connection with this Agreement, whether oral or written, to any third party without the other party's prior written consent. However, Confidential Information may be disclosed by recipient to (i) employees of the recipient and its Affiliates on a "need to know" basis only after they agree to adhere to all the obligations hereunder; and
                (ii) any subcontractor or agent of recipient as necessary for performance hereunder, provided that, such subcontractor, or agent of recipient has entered into a written agreement with the receiving party, pursuant to which they are bound to confidentiality provisions comparable to those contained in this
                Section 6.

        6.2     Notwithstanding anything to the contrary set forth in this
                Section 6, neither party shall be in breach of this Agreement for disclosure of information or data of the other party that is
                (i) known to the recipient prior to receipt from the disclosing party; (ii) independently developed by the recipient without use of the Confidential Information; (iii) in the public domain at the time of disclosure; (iv) received from a third party with a legal or contractual right to disclose such information or data; or (v) required by law, provided that the recipient provides the disclosing party with

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                prompt notice of the request to disclose so that the disclosing party may seek an appropriate protective order.

        6.3 Each party agrees that in the event of a breach or threatened breach by it (including its employees, subcontractors, consultants, or agents) of the provisions of this Section 6, the other party may have no adequate remedy in money or damages and, accordingly, shall be entitled to seek injunctive and other equitable relief for such breach in addition to and not in limitation of any other legal or equitable remedies to which it would otherwise be entitled.

7       WARRANTY:

        7.1. Licensor agrees that for the consideration set forth in the applicable License Schedule, Licensor shall be responsible for the development of any and all programs, documentation, and other items, and for providing any services that may be necessary to satisfy the warranty and other requirements set forth in this Agreement. Accordingly, Licensor hereby represents and warrants that:

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        7.1.1   The Software is free of any and all "time bombs," computer viruses, copy protect mechanisms, or any disclosed or undisclosed features that may disable the Software (or other components of Licensee's, its Affiliates, and Clients' data processing systems) or render it incapable of operation (whether after a certain time, after transfer to another central processing unit, or otherwise).

        7.1.2 The Software shall operate in accordance with Documentation and Specifications. Licensor shall fix, bypass or replace the Software within the time frames specified in the applicable License Schedule in the event that the Software does not meet these standards.

        7.1.3 This Agreement, the Documentation, Promotional Materials, and Specifications and the other materials provided by Licensor are true, complete, and accurate in all material respects.

        7.2 LICENSOR MAKES NO WARRANTY, EXPRESS OR IMPLIED, OTHER THAN THOSE MADE IN THIS AGREEMENT (INCLUDING THE WARRANTIES SET FORTH IN PARAGRAPHS 7.1.1 THROUGH 7.1.3, AND SECTION 10), INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. The warranties set forth in Paragraphs 7.1.1 through and 7.1.3 above shall remain in effect for a period of ninety (90) days from delivery. Licensor shall have no responsibility with respect to errors in the Licensed Products to the extent that they result from (i) Licensee Enhancements; or (ii) failure to use the Software in accordance with this Agreement.

8       MARKETING OBLIGATIONS AND SUBLICENSING:

        8.1 Efforts. Licensee shall deliver to Licensor, at a mutually agreed upon a date, after execution of the Agreement, a complete marketing and sales plan providing a quarterly forecast for the sales of Licensed Products and detailing all marketing and sales programs for the effective market, sales and distribution of Licensed Products. During the period in which Continuing Royalties are payable to Licensor under a License Schedule, Licensee must provide such marketing and sales plan every year. Notwithstanding anything to the contrary herein, Licensee shall have no obligation to sell, market or distribute any minimum number of the Licensed Products.

        8.2 Promotional Materials. Upon Licensee's reasonable request, prior to completion of the Milestones, Licensor shall provide Licensee with electronic copies of all of its promotional materials with respect to the Licensed Products including but not limited to, marketing collateral, PowerPoint presentations and online demonstration systems (collectively, "Promotional Materials"), if available, at cost. Licensee may create its own promotional materials subject to the provisions of Section 8.7.

        8.3 Sales Support. Licensor shall provide, until three months after completion off all Milestones, reasonable sales, marketing and technical support, in person or via telephone, for Licensee's marketing and sales engagement efforts. Licensee shall reimburse Licensor for reasonable travel and other expenses of Licensor personnel in accordance with Licensee's Travel and Expense Policy for all "in person" sales support provided under this Section.

        8.4 Representations to Clients. Parties agree that Licensee controls the terms on which it does business with Client, and is responsible for compliance with, and enforcement of, its agreements with same. Licensee acknowledges that as a part of its obligations to Licensor, Licensee shall not impose any liabilities on Licensor, or

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                agree to any provision with a Client that is inconsistent with
                Licensor's intellectual property rights other than as permitted under this Agreement or by applicable law. Licensee shall not make any representations concerning the operation or performance of a Licensed Products unless such representations are contained in this Agreement.

        8.5 Agreements with Clients. Licensee shall sublicense and distribute the Licensed Products solely through written sublicense agreements with Clients ("Sublicense Agreements") that include terms and conditions in accordance with this Agreement and contractual provisions that, at a minimum:

                a. Prohibit transfer or duplication of the Licensed Products for use outside of Client (and its affiliates) except for temporary transfer in the event of computer malfunction, duplication as part of routine back-up procedures, and 1 copy for archival purposes.

                b. Prohibit assignment by Client of the license to use the Licensed Products, except to an affiliate of Client or successor in interest to all or substantially all of the business related to the Licensed Products, without the prior written consent of Licensee.

                c. Prohibit the use of the Software by any third party other than Client and its affiliates, except for disaster recovery and outsourcing of all or substantially all of a Client's information services.

                d. Prohibit causing or permitting the reverse engineering, disassembly, or decompilation of the Software, except where unlawful to do so.

                e.      Prohibit title to the Software from passing to Client.

                f. State that Licensor makes no direct warranty of any kind to Client under the Sublicense Agreement.

                g. Require Client to use a commercially reasonable degree of care to protect the Licensed Products and any other confidential information of Licensor, and prohibit Client from, directly or indirectly using any confidential information of Licensor to create any computer software program or user documentation that is substantially similar to or otherwise competitive with any Licensed Products, or using or disclosing confidential information of Licensor, except as expressly authorized by this Agreement.

        8.6 Nonsolicitation. Licensor shall not solicit the Client during the term of this Agreement. Further, if the Client contacts Licensor directly with respect to the Licensed Products or any replacement for or enhancements to the Licensed Products, Licensor will first refer the Client to Licensee. Notwithstanding the above, if Licensee elects not to provide such Licensed Products, enhancements or replacements to Client, then Licensor may do so.

        8.7 Trademark Use. To carry out the terms of this Agreement, Licensee may, but is not required to use the Licensed Marks in advertising and promoting Licensee's distribution of the Licensed Products. Licensee's use of the Licensed Marks shall inure to the benefit of Licensor, and Licensee shall acquire no legal rights in such Licensed Marks. If Licensee uses the Licensed Marks, Licensee shall use the appropriate trademark legends and symbols in connection with the Licensed Marks,

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                as directed by Licensor. At the option of Licensee, Licensee may use its own trademarks on the Licensed Products, in advertising, Promotional Materials, and on product packaging. Licensee may "private label" the Licensed Products, including selling the Licensed Products under trademarks owned by Licensee, as products of Licensee and without use of Licensor trademarks or mention of Licensor. Licensee shall not remove the copyright notices and patent marking in the source and object code of the Licensed Products.

9       MAINTENANCE SERVICES:

        9.1 Licensee shall provide Levels 1 and 2 Support to all Clients for the Licensed Products.

        9.2 Licensor shall provide Licensee with Maintenance Services for the Licensed Products as follows:

                a. Licensor shall provide to Licensee telephone assistance and such other services and assistance as are necessary to cause the Software to perform in accordance with its Documentation and Specifications and to otherwise cause the Licensed Products to conform to the warranties set forth in this Agreement. Availability of assistance and response times shall be set forth in the applicable License Schedule.

                b. Licensor shall be responsible for resolving all material problems with Licensed Products reported by Licensee, including, but not limited to, diagnosing whether a problem is related to hardware or to the Licensed Products and, in the case of a problem related to the Licensed Products, taking the steps necessary to cause the appropriate response to be made to such problem. In any event, Licensor agrees to fully cooperate with other vendors as necessary to resolve any such problems.

                c. Licensor shall deliver to Licensee at any scheduled release date, at no charge the most current version of the Licensed Products available at the time of acceptance of the final Milestone ("Current Version"). Thereafter, the Licensor shall deliver to Licensee, provided the Maintenance Services are in effect, all Maintenance Releases, Error Correction, new versions, enhancements, updates or other modifications (regardless of how characterized) to the Licensed Products provided that if the foregoing items contain new features or functionality not included in the Current Version for which Licensor is charging its current customers, resellers (VARs), OEMs or other partners supplemental or increased charges, and conditioned on Licensee acceptance, the Continuing Royalty and Minimum Royalty shall be increased proportionally. Without limiting the foregoing, Licensor will provide updates of the Licensed Products to enable them to operate under new versions or releases of the operating systems used by Licensee and specified in each License Schedule so long as Licensor upon its sole discretion, determines that such updates are technically and economically feasible.

                d. Licensor shall, upon discovery, notify Licensee of any known problems with the Licensed Products and shall provide to Licensee any discrepancy reports or technical newsletters when such problems are identified and listing all known "bugs" and their status and, to the extent possible, providing "fixes" and/or work-around procedures for such problems.

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        9.3     Other Services. At Licensee's option, Licensee may sell the services of Licensor to Clients for implementation, customization, support, and maintenance. Licensor agrees to provide such services, at the lowest rates provided to any other purchaser of such services, pursuant to Statements of Work, which shall be separately executed by Parties and attached hereto.

10      INFRINGEMENT:

        10.1. Licensor represents and warrants that (i) it is the owner of the Licensed Products or otherwise has the right to grant to Licensee the licenses granted under this Agreement, in each case free of any claim of any third party; (ii) there is no pending, or to its knowledge, threatened litigation against Licensor that may adversely affect Licensor's ability to perform its obligations under this Agreement or Licensee's or its Affiliates' copying, use, modification, creation of derivative work, resale, and sublicensing of the Licensed Products under this Agreement; and (iii) the Licensed Products do not infringe any patent, copyright, trade secret, or other proprietary rights of any third party. Licensor shall at its own expense defend, and shall indemnify and hold harmless Licensee, its Affiliates and their respective officers and employees from and against, and shall pay any and all damages, awards, amounts paid in settlement, liabilities, costs, and expenses (including reasonable attorney's fees and disbursements) (collectively "Costs") relating to any action brought against such entities or persons based on a breach of Section 10.1(i) and 10.1(ii) including, without limitation, any claim that the Licensed Products or other materials furnished under this Agreement infringe or are alleged to infringe any patent, copyright, trade secret, or other proprietary right of any other party. Licensor shall pay any Costs awarded against or reasonably incurred by Licensee; provided Licensee notifies Licensor promptly in writing of the claim, permits Licensor fully to control the defense of such claim, does not agree to any settlement of such claim without Licensor's consent, and agrees to any settlement reasonably proposed by Licensor. Licensee may participate in any such action at its own expense. Licensee's failure to give or delay in giving notice to Licensor of a claim as required under this Section 10 shall not relieve Licensor of any liability for indemnification that it may have to Licensee except to the extent that Licensor can successfully demonstrate that its defense of such claim has been prejudiced by such failure or delay. Should the Licensed Products or materials become, or in Licensor's opinion be likely to become, the subject of a claim of infringement, Licensor shall, upon its sole election and discretion, procure for Licensee the right to continue to use the Licensed Products, or replace the Licensed Products with non-infringing functionally equivalent software, or modify the Licensed Products to make them non-infringing. Licensor's obligation to indemnify Licensee shall not apply to infringement claims on a proportional basis to the extent based on any Licensee Enhancements.

11      LIMITATION OF LIABILITY:

        11.1 NEITHER PARTY WILL BE LIABLE TO THE OTHER UNDER THIS AGREEMENT EXCEPT FOR ACTUAL DAMAGES (NOT TO EXCEED THE FEES PAID UNDER THIS AGREEMENT) PLUS OUT-OF-POCKET EXPENSES (INCLUDING WITHOUT LIMITATION, REASONABLE LEGAL FEES AND COSTS).

        11.2 NEITHER PARTY WILL BE LIABLE FOR LOST PROFITS, INCIDENTALS, OR CONSEQUENTIAL DAMAGES RESULTING FROM OR ARISING OUT OF THIS AGREEMENT.

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12      TERM AND TERMINATION:

        12.1 Each license for Licensed Products shall commence upon execution of the applicable License Schedule and continue in perpetuity unless sooner terminated in accordance with the provisions of this Agreement. If either party fails to observe or perform any material obligation under this Agreement, the non-defaulting party may give written termination notice to the defaulting party specifying the material failure, and the non-defaulting party may, at its sole option, terminate this Agreement thirty
                (30) days after notice of default has been received by the defaulting party unless the default is corrected within such thirty (30) day period.

        12.2 Upon termination of this Agreement by either party, each party shall return to the other all papers, materials, and other properties of the other held by it in connection with the performance of this Agreement. The obligations of each party regarding use and non-disclosure of the other party's Confidential Information (including, without limitation, the Licensed Products and Licensee Enhancements) shall survive termination of this Agreement.

        12.3 Termination of this Agreement by Licensor will not affect any outstanding obligations of Licensee incurred prior to such termination, including, but not limited to, payment of all fees owed to Licensor, which shall become immediately due and payable.

        12.4 In the event this Agreement is terminated, the parties will exercise their best efforts to ensure that Client use and enjoyment of those Licensed Products continues uninterrupted and unimpaired.

13      MISCELLANEOUS:

        13.1 Entire Agreement, Amendments, Headlines. This Agreement constitutes the entire agreement between Parties with respect to the subject matter hereof, and there are no other terms or conditions, express or implied, written or oral. This Agreement supersedes all prior oral or written representations, agreements, promises, or other communications, concerning or relating to the subject matter of this Agreement. In the event that any terms in a License Schedule conflict with any other terms herein, the terms in this Agreement shall govern unless Parties agree in the License Schedule otherwise. This Agreement may not be amended or modified except by a written agreement signed by authorized representatives of each party. The failure of either party in any one or more instances to insist upon strict performance of any of the terms or provisions of this Agreement shall not be construed as a waiver or relinquishment, to any extent, of the right to assert or rely upon any such terms or provisions on any future occasion. No terms or conditions of any Licensee purchase order or other form shall be effective as a modification of the terms and conditions of this Agreement.

        13.2 Severability. The invalidity of any provision of this Agreement shall not affect the validity of the remaining provisions, and this Agreement shall be construed as if such invalid provision had been omitted.

        13.3 Force Majeure. Except as expressly provided in this Agreement, neither party shall be liable for any delay in performance due to causes beyond its reasonable control and without its fault or negligence (a "force majeure condition"). However, the party whose performance is delayed shall use its best efforts to notify the other party of such delay and to minimize its effect.

        13.4 Disclaimer of Agency; Independent Contractors. This Agreement does not constitute a partnership agreement, nor does it authorize either Licensor or Licensee to serve as the legal representative or agent of the other. Neither party

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                hereto shall have any right or authority to assume, create, or incur any liability or any obligation of any kind, express or implied, against or in the name of or on behalf of the other party. Licensee and Licensor agree that the relationship of Licensor to Licensee is at all times that of an independent contractor and not that of an employee, partner, agent, or joint venturer with Licensee.

        13.5 Publicity and Advertising. Licensor and Licensee shall jointly agree upon the language of any press release or other public announcement of this Agreement.

        13.6 User Group. If Licensor establishes a user group, Licensee shall automatically be a member of any such user group for the duration of this Agreement at the cost offered to other users in such user group. Licensee shall have an invitation to attend any Licensor user's conference for the cost offered to other Licensor customers.

        13.7 Assignment. Neither party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party.

        13.8 Legal Actions. No action, regardless of form, arising out of this Agreement may be brought by either party more than two (2) years after the cause of action has arisen.

        13.9 Governing Law. This Agreement and any and all claims, disputes, and other matters in question arising out of or relating to this Agreement, or breach thereof shall be governed by the laws of the Commonwealth of Pennsylvania.

        13.10 Cooperation in the Event of Lawsuits. In the event that any claim, demand, suit, or other legal proceeding arising out of any matter relating to the Agreement is made or instituted by any person against Licensee, Licensor shall, at its own cost and expense, provide Licensee with all reasonable information and assistance in the defense or other disposition thereof.

        13.11 Compliance with Laws. In performing under the Agreement, both parties shall comply, at their own cost and expense, with the provisions of all applicable federal, state, county, and municipal laws, ordinances, regulations, and orders pertaining to such performance under the Agreement. Each party shall take all measures necessary to remedy promptly any violation(s) of any such law, ordinance, rule, regulation, or order.

        13.12 Insurance. Licensor, at its own cost and expense, shall obtain and maintain in force during the term of the Agreement, the following types of insurance coverage:

                a. A policy of Worker's Compensation insurance, meeting minimum coverage requirements and all other requirements imposed by applicable law, covering all officers, employees or agents of Licensor who are in any way engaged in or connected with the performance of the Agreement and Employers Liability insurance with coverage limits of not less than $500,000.

                b. An occurrence based policy of comprehensive general public liability insurance with broad form property damage endorsement, with such policy to coverage limits of not less than $3,000,000 with respect to bodily injury or death of any one person, and not less than $3,000,000 with respect to damage to the property of any one owner from one occurrence.

                c. Claims based professional liability and/or errors and omissions insurance coverage, as may be customary and appropriate, given the nature of Licensor and Licensor's business, with coverage limits of not less than $2,000,000.

                Each of these insurance policies shall be issued by insurance companies reasonably acceptable to Licensee and licensed to conduct business in the Commonwealth of Pennsylvania, shall be written as primary coverage and not contributing with or in excess of any coverage that Licensee may carry, and, in the case of the required comprehensive general public liability and professional liability and/or errors and omissions coverage, shall name Licensee as an additional insured. Licensor shall furnish to Licensee, at least five (5) days before the date when Licensor first provides any services to Licensee under the Agreement and at least thirty (30) days before the expiration of any certification

Proprietary and Confidential 2003 SEDONA Corporation
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                        Master Software License Agreement     September 30, 2003


                previously furnished, a certificate of insurance for each of the above-mentioned policies, together with evidence of payment of all applicable premiums. Each insurance policy required to be carried hereunder by Licensor shall provide (and any certificate evidencing the existence of each such insurance policy) shall certify that such insurance policy shall not be canceled unless Licensee shall have received twenty (20) days' prior written notice of cancellation. Licensor shall provide immediate notice to Licensee of any significant change in the aforementioned coverage or limits. Neither the issuance of any insurance policy required under the Agreement, nor the minimum limits specified herein with respect to Licensor's insurance coverage, shall be deemed to limit or restrict in any way Licensor's liability arising under or out of the Agreement.

        13.13 Non-Solicitation. During and for a period of one (1) year following termination of this Agreement, neither party shall without consent of the other party, hire or attempt to hire any employee of the other party, provided, however, that it shall not be considered a breach of this provision should either party hire an employee of the other as a result of such employee's response to a job advertisement or such employee's independent unsolicited inquiry regarding job opportunities, and further provided, however, that the restrictions in this Section 13.14 shall not apply to the employees of a party that becomes insolvent or undergoes a change of control.

        13.15 Employment Taxes and Benefits. Licensor warrants that an employee or contractor of Licensor shall provide the services. Licensor agrees to pay all necessary employment taxes required by law. Licensor also agrees to report employees' income and withhold all required taxes from such income, as may be required by law. Employees of Licensor shall not be entitled to receive any vacation or illness payments, or to participate in any plans, arrangements, or distributions by Licensee pertaining to any bonus, stock option, profit sharing, insurance, or similar benefits for Licensee employees. In addition, Licensor agrees that it shall provide for Workers' Compensation, unemployment, and all other coverage required under applicable local, state or federal law. Licensor further agrees that it shall defend (including payment of all reasonable attorneys' fees) and indemnify Licensee against any claim asserted against Licensee for Licensor's failure to comply with its obligations under this paragraph.

        13.16 Notices. All notices shall be sent by certified or registered mail, return receipt requested, or by personal delivery, to the following addresses:
                If to Licensee:  ACEncrypt Solutions LLC
                                 8100 Boone Boulevard, Suite 110
                                 Tyson's   Corner,   Vienna,   Virginia    22182
                                 Attention: Victoria V. Looney

                with a copy to: Schiff, Hardin & Waite
                         1101 Connecticut Avenue, N.W., suite 600
                         Washington, D.C. 20036
                         Attention: Garry Grossman, Esquire

                If to Licensor:  SEDONA Corporation
                                 1003 West 9th Avenue, 2nd floor
                                 King of Prussia, PA  19406
                                 Attention:  Chief Financial Officer

                with a copy to: Pepper Hamilton LLP
                         Hamilton Square
                         600 Fourteen Street, N.W.
                         Washington DC 20005-2004
                         Attention: Robert Murphy, Esquire

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                Notification addresses may be changed at any time by notice delivered in accordance with this Section. Notices shall be effective shall be effective five (5) days after deposit in the U.S. mail, postage prepaid and property addressed, or upon delivery in case of personal delivery.

        13.17 Authority. Each party represents and warrants that it has taken all requisite action to approve execution, delivery, and performance of this Agreement, and that this Agreement constitutes a legal, valid, and binding obligation enforceable against it in accordance with its terms.

        13.18 Survival. All rights and obligations of Parties under this Agreement that, by their nature, do not terminate with the expiration or termination of this Agreement shall survive the expiration or termination of this Agreement.

           IN WITNESS WHEREOF, the undersigned authorized representatives of Parties have executed this Agreement effective the day and year first written above.

SEDONA CORPORATION                                  ACENCRYPT SOLUTIONS LLC
("Licensor")                                        ("Licensee")


By: Marco A. Emrich                                 By: Victoria V. Looney
    --------------------                                ------------------------


    Marco A. Emrich                                     Victoria V. Looney
    --------------------                                ------------------------
    Printed Name                                        Printed Name


    President and CEO                                   President
    --------------------                                ------------------------
    Title                                               Title


    9-30-03                                             9-30-03 (2003)
    --------------------                                ------------------------
    Date                                                Date

Proprietary and Confidential 2003 SEDONA Corporation
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

                        MASTER SOFTWARE LICENSE AGREEMENT

                                LICENSE SCHEDULE

        This License Schedule is entered into pursuant to a Master Software License Agreement between Parties with an effective date of the 30th day of September, 2003.

1.      LICENSED PRODUCTS:

        1.1 Software: The Software described by Licensor as Intarsia and all components thereof, including but not limited to the components known as Update Manager, Lead Factory, Report Writer, Query Builder, Datasource Manager and Intarsia Portal, as further described in the Documentation.

        1.2 Documentation & Specifications: Hard and electronic copies of product catalog, user manuals, sales presentations, functional and technical specifications, marketing collateral, functional overviews, PowerPoint presentations.

        1.3 The Licensed Products provided pursuant to this License Schedule are the most current release or version available.

2.      OPERATING SYSTEMS:

        2.1     The Software is supported on the following operating systems:
                Sun Solaris version 7 and higher, Windows NT 4.0 and higher, Windows 2000, Windows XP, Red Hat Linux version 7 and higher, and IBM OS/400 V4 R5.

3.      DATABASE SUPPORT:

        3.1     The Software supports the following database management systems:
                Oracle 8.0.6 and higher, DB2 7.2 and higher, SQL Server 2000 and higher and DB2/400 V4R5 and higher.

4.      DELIVERY AND INSTALLATION:

        4.1 Delivery and installation shall occur upon mutual agreement of the Parties but, no later than five (5) days after execution of the Agreement.

5.      TRAINING:

        5.1 Licensor shall, at no extra charge to Licensee, provide ten (10) business days of training, on mutually agreeable dates, to Licensee personnel at Licensee's designated facility. The training shall be delivered no later than five (5) days after delivery and installation of all Milestones. Thereafter, Licensor shall provide training at the rate of $150.00 per hour, or at the lowest rate currently charged to Comparable Customers, on an as required basis, to be determined by Licensee in its sole discretion. Licensee shall reimburse Licensor for any reasonable and actually incurred travel expenses Licensor incurs in connection with all training; provided that Licensor shall provide detailed documentation of such expenses.

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                        Master Software License Agreement     September 30, 2003


6.      FEES FOR LICENSED PRODUCTS AND FOR INITIAL SERVICES:

        6.1 Initial License Fee. Licensee shall pay Licensor a non-refundable fee of five hundred thousand dollars ($500,000) as a consideration for purchase of Source Code and the rights related thereto. Upon execution of this License Schedule, Licensee shall pay Licensor one hundred thousand dollars ($100,000). Four (4) additional payments of one hundred thousand dollars ($100,000) each shall be paid on the monthly anniversaries of execution of this License Schedule.

        6.2 Continuing Royalty. Licensee shall pay Licensor continuing royalty ("Continuing Royalty") during the period commencing on the execution of this Agreement as follows:

                6.2.1 Licensee shall pay twenty percent (20%) Continuing Royalty on the Relative Contribution of every Licensed Products Sale to Client by Licensee, provided that the Continuing Royalty amount for such a Sale shall in no event be less than the Minimum Royalty of ten thousand dollars ($10,000).

                6.2.2 Should Licensee sign an agreement to provide the Licensed Products via an Application Service Provider ("ASP") delivery model, Licensee shall pay a thirty percent (30%) Continuing Royalty on any amount paid by Client to Licensee for the Relative Contribution of the Licensed Products, including the proportionate share of any initial set up and installation fees for the length of the ASP contract. In no event shall the aggregate amount of the Continuing Royalty paid to Licensor by Licensee during any one (1) year period of the ASP delivery model contract be less than the Minimum Royalty of three thousand dollars ($3,000).

                6.2.3 Licensee shall pay twenty percent (20%) Continuing Royalty on the Relative Contribution when selling separately the Intarsia Portal, the Report Writer (including Query Builder and Data Source Manager) and Lead Factory components ("Components") of the Licensed Products, provided that the Continuing Royalty amount of such Sale shall in no event be less than two thousand dollars ($2,000), three thousand dollars ($3,000), and three thousand dollars ($3,000), respectively. If access to any of the Components is gained through the Intarsia Portal, Licensee shall pay Continuing Royalty for the Intarsia Portal as well.

                6.2.4 Should Licensee sign an agreement to provide the Components via an Application Service Provider ("ASP") delivery model, Licensee shall pay a thirty percent (30%) Continuing Royalty on the Relative Contribution paid by Client to Licensee for such Components including the proportionate share of any initial set up and installation fees for the length of the ASP contract. In no event shall the aggregate amount of the Continuing Royalty paid to Licensor by Licensee during any one (1) year period of the ASP delivery model contract be less than the Minimum Royalty of six hundres dollars ($600), nine hundred dollars ($900) and nine hundred dollars ($900) for the Intarsia Portal, Report Writer and Lead Factory components of the Licensed Products, respectively.

        6.3 Maintenance Services Fees. From commencement of this License Schedule, and in accordance with Section 9.2 of the Agreement, Licensee shall pay Licensor thirty percent (30%) of maintenance fees on the Relative Contribution of the Licensed Products Sale received from Clients relating thereto.

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7.      MAINTENANCE SERVICES/PROBLEM RESPONSE TIMEFRAMES:

        7.1 Licensor shall provide telephone assistance to Licensee, Monday through Friday, 8:30AM to 5:30PM (EST) ("Standard Business Hours") and such other services, including, but not limited to, technical support, technical information and assistance as are necessary to cause the Software to perform in accordance with its Documentation and Specifications and to cause the Licensed Products to conform to the warranties set forth in this Agreement in the use or operation of the Licensed Products.

        7.2 Licensor shall maintain telephone, facsimile transmission and/or email hotline service during Standard Business Hours ("Response Line") that allows Licensee to request Maintenance Services support and report Errors. In reporting any Error, Licensee personnel making such a report shall classify the Error as a Priority 1, 2, 3 or 4 Error, as set forth below:

                        a) Priority 1 Error. The Error renders the Software inoperative or causes a complete failure of the Software.

                        b) Priority 2 Error: The Error affects or restricts the operation and/or use of the Software (for example, important Software features are unavailable).

                        c) Priority 3 Error. The Error causes only a minor impact on the operation and/or use of the Software.

                        d) Priority 4 Error. Although an Error exists, it does not impact the operation and/or use of the Software. The Error causes only minor inconveniences such as cosmetic problems or Documentation inaccuracies.

        7.3 Licensor shall acknowledge each reported Error via telephone, facsimile transmission, and/or email to Licensee and shall provide Licensee with the applicable level of Maintenance Services support consistent with the severity of the Error in accordance with the response times and other terms set forth in the table below.

                PRIORITY  In the event of a Priority 1 Error, Licensor shall,
                1 ERROR within FOUR (4) business hours of notification, acknowledge and commence work on resolving the Error with an Error Correction. Licensor shall use commercially reasonable efforts to provide a workaround for the Error within TWO (2) business days of Licensee's notification and an Error Correction within FIVE (5) business days of such notification. Licensor shall provide Licensee with periodic daily reports on the status of the Error Correction.

                PRIORITY  In the event of a Priority 2 Error, Licensor shall,
                2 ERROR within ONE (1) business day of notification, acknowledge and commence work on resolving the Error with an Error Correction. Licensor shall use commercially reasonable efforts to provide a workaround for the Error within THREE (3) business days of Licensee's notification and an Error Correction within TEN (10) business days of such notification. Licensor shall provide Licensee with periodic daily reports on the status of the Error Correction.

                PRIORITY  In the event of a Priority 3 Error, Licensor shall,
                3 ERROR within ONE (1) business day of notification, acknowledge and commence work on resolving the Error with an Error Correction. Licensor shall use commercially reasonable efforts to provide a workaround for the Error within FIVE (5) business days of Licensee's notification and an Error Correction within THIRTY (30) days of such notification. Licensor shall

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                        Master Software License Agreement     September 30, 2003


                          provide Licensee with periodic reports on the status of the Error Correction.

                PRIORITY  In the event of a Priority 4 Error, Licensor shall
                4 ERROR acknowledge and commence work on resolving the Error with an Error Correction within ONE (1) WEEK of notification. Licensor shall provide an Error Correction with the next Maintenance Release of the Software.

        7.4 If any problem described above, after Licensee provides sufficient written documentation of the Software failure for Licensor to reproduce the same failure in its master copy of the Software product, is not corrected within the timeframes described in Section 7.3 above after initiation of off-site telephone support, or if Licensor fails in three (3) attempts to correct any such problem, Licensor shall, at Licensee's option and expense, provide on site services at Licensee's premises.

        7.5 Licensee may, from time to time, request emergency on-site support from Licensor. Licensor agrees to provide such emergency on-site support to Licensee, subject to availability, at Licensor's then-current hourly rates for such services. Licensee shall reimburse Licensor for any reasonable and actually incurred travel expenses Licensor incurs in connection with emergency on-site support, provided that Licensor shall provide documentation of such expenses.

        7.6 Upon Licensee's request, Licensor shall provide technical consulting at its then-current rates for such services, subject to availability. Licensee shall reimburse Licensor for any reasonable and actually incurred travel expenses Licensor incurs in connection with technical consulting, provided that Licensor shall provide documentation of such expenses.

        IN WITNESS WHEREOF, the undersigned authorized representatives of the Parties have executed this License Schedule as of the day and year first written above.

SEDONA CORPORATION                                  ACENCRYPT SOLUTIONS LLC
("Licensor")                                        ("Licensee")

By: Marco A. Emrich                                 By: Victoria V. Looney
    --------------------                                ------------------------


    Marco A. Emrich                                     Victoria V. Looney
    --------------------                                ------------------------
    Printed Name                                        Printed Name


    President and CEO                                   President
    --------------------                                ------------------------
    Title                                               Title


    9-30-03                                             9-30-03 (2003)
    --------------------                                ------------------------
    Date                                                Date

Proprietary and Confidential 2003 SEDONA Corporation
                                     Page 19
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                        Master Software License Agreement     September 30, 2003


                        MASTER SOFTWARE LICENSE AGREEMENT

                      SOFTWARE DELIVERY MILESTONES SCHEDULE

        This Software Delivery Milestones Schedule is entered into pursuant to a Master Software License Agreement between Parties with an effective date of the 30th day of September, 2003.

1.      MILESTONES DEFINITION

        1.1. Licensor shall design, implement and deliver to Licensee five (5) Milestones according to the schedule outlined below.

                                                                     ESTIMATED
   MILESTONE DESCRIPTION            MILESTONE DELIVERABLES         DELIVERY DATE

Milestone 1:                  1.  Delivery of the latest           Sept 30, 2003
Transfer of current               installable version of the
software assets, source           Intarsia v5.0 and any other
code, technical and user          software components, including
documentation and training        source code and related
material                          scripts, deployment routines,
                                  conversion software, sample
                                  data and necessary database
                                  components.
                              2.  Delivery of user and technical
                                  documentation relating to each
                                  application. The installation
                                  will include user and
                                  installation documents in PDF
                                  format as well as online help.
                              3.  Delivery of the all available
                                  test plans, test scripts (both
                                  manual and automated).
                              4.  Delivery of all marketing and
                                  sales collateral (in hard copy
                                  and soft copy form), including
                                  a high level overview of
                                  version 5.0, brochures,
                                  demo's, sales kits, etc.

Milestone 2:                  1.  Develop in conjunction with      Mar. 24, 2004
Develop specifications and        Licensee, requirements and
requirements to customize         product specifications that
Intarsia for the Healthcare       will enable Intarsia to be
vertical.                         deployed in the Healthcare
                                  vertical market. Sedona will
                                  rely on Licensee's experience
                                  and domain expertise in the
                                  development of product
                                  specifications.
                              2.  Deliver Development Plan
                                  covering the implementation of
                                  new and/or modified product
                                  capabilities. The plan will
                                  cover development activities
                                  for the Implementation Phase
                                  of the proceeding Development
                                  cycle.

Milestone 3:                  1.  Successful completion of         July 21, 2004
Implementation of Healthcare      Implementation phase of the
capabilities within the           Base Level Development Plan.
Intarsia application and      2.  Delivery and installation
delivery of an Alpha              of the Alpha product release
product release.                  to Licensee. The Alpha
                                  distribution will be used for
                                  testing, validation and
                                  verification of new Healthcare
                                  features.

Milestone 4:                  1.  Successful completion of         Sep. 1, 2004
Successful completion of          the Alpha program and
Alpha testing and delivery        incorporation of
of Beta product release.          recommendations from Alpha
                                  testing into the product
                                  release.
                              2.  Delivery and installation
                                  of the Beta product release to
                                  Licensee.

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                        Master Software License Agreement     September 30, 2003


                              3.  Delivery and Implementation of
                                  the Beta release at up to two
                                  Beta program participants that
                                  Licensee has signed to become
                                  part of the Intarsia for
                                  Healthcare Beta program.

Milestone 5:                  1.  Delivery of the General          Nov. 1, 2004
Intarsia General Release          Release of Intarsia customized
and product training.             for the Healthcare vertical to
                                  Licensee.
                              2.  Technical Training of the
                                  Intarsia application and
                                  development methodology. The
                                  objective of the training is
                                  to gain a technical and
                                  functional understanding of
                                  the applications as to perform
                                  enhancements, maintenance,
                                  installation and
                                  configuration, training, and
                                  documenting of these
                                  applications.
                              3.  User training with Licensee
                                  Product Management, Quality
                                  Assurance, Documentation,
                                  Customer Service and
                                  Implementations groups
                              4.  Implementation set up and
                                  configuration training to the
                                  Licensee Product Management,
                                  Implementations,
                                  Documentation, Customer
                                  Service and Quality Assurance
                                  groups
                              5.  Formal sales support
                                  training with the Licensee
                                  Product Management and Sales
                                  support groups.

2.      MILESTONES PAYMENT SCHEDULE

        2.1 Licensee shall pay Licensor the services fee, as outlined below, for every Milestone delivered to, and accepted by, Licensee.

           MILESTONE DESCRIPTION                  SERVICE FEE
----------------------------------------------    -----------
Milestone 1:                                      $   500,000
Transfer of current software assets, source code, technical and user documentation and training material

Milestone 2:                                      $    20,000
Develop specifications and requirements to customize Intarsia for the Healthcare vertical.

Milestone 3:                                      $   280,000
Implementation of Healthcare capabilities within the Intarsia application and delivery of an Alpha product release.

Milestone 4:                                      $   110,000
Successful completion of Alpha testing and delivery of Beta product release.

Milestone 5:                                      $    90,000
Intarsia General Release and product training.

Proprietary and Confidential 2003 SEDONA Corporation
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                        Master Software License Agreement     September 30, 2003


        IN WITNESS WHEREOF, the undersigned authorized representatives of the Parties have executed this License Schedule as of the day and year first written above.

SEDONA CORPORATION                                  ACENCRYPT SOLUTIONS LLC
("Licensor")                                        ("Licensee")

By: Marco A. Emrich                                 By: Victoria V. Looney
    --------------------                                ------------------------


    Marco A. Emrich                                     Victoria V. Looney
    --------------------                                ------------------------
    Printed Name                                        Printed Name


    President and CEO                                   President
    --------------------                                ------------------------
    Title                                               Title


    9-30-03                                             9-30-03 (2003)
    --------------------                                ------------------------
    Date                                                Date

Proprietary and Confidential 2003 SEDONA Corporation
                                     Page 22